Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Tongxin Innovation Limited

We have audited the accompanying balance sheets of Tongxin Innovation Limited (the “Company”) as of December 31, 2025 and 2024, the related statements of operations and comprehensive loss, changes in equity/(deficit), and cash flows for the years ended December 31, 2025 and 2024, and the related notes.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tongxin Innovation Limited as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

/s/ Tongjiu Zhiheng & Partners CPAs

We have served as the Company’s auditor since 2026.

Hong Kong, Hong Kong SAR

April 28, 2026

Tongxin Innovation Limited
BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2025	2024
ASSETS
Cash	$13,388	$40
Accounts receivable, net	296	873
Crypto Assets	645	-
Prepaid expenses and other current assets	146	736
Total current assets	14,475	1,649

Total assets	$14,475	$1,649

LIABILITIES
Accounts payable	$411	$-
Amounts due to a related party	12,215	-
Accrued expenses and other current liabilities	13,055	883
Total current liabilities	25,681	883

Total liabilities	25,681	883

SHAREHOLDERS’ EQUITY
Additional paid-in capital	1,277	1,277
Accumulated earnings (deficits)	(12,471)	(519)
Accumulated other comprehensive income	(12)	8
Total shareholders’ equity	(11,206)	766
Total liabilities and shareholders’ equity	$14,475	$1,649

The accompanying notes are an integral part of these financial statements.

Tongxin Innovation Limited
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024
Revenues	$851	$1,039
Cost of revenues	-	-
Gross profits	851	1,039

Operating expense
Selling and marketing expenses	(2,231)	-
General and administrative expenses	(10,202)	(1,558)
Total operating expenses	(12,433)	(1,558)

Loss from operation	(11,582)	(519)

Other loss, net
Financial expenses, net	(370)	-
Total other loss	(370)	-

Loss before tax	(11,952)	(519)
Income tax expenses	-	-
Net loss	(11,952)	(519)

Other comprehensive (loss) income:
Foreign currency translation adjustments	(20)	8
Total comprehensive loss	$(11,972)	$(511)

The accompanying notes are an integral part of these financial statements.

Tongxin Innovation Limited

STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total Shareholders’ equity/(deficit)
Balance as of December 31, 2023	$-	$-	$-	$-
Net loss	-	(519)	-	(519)
Contribution from shareholders	1,277	-	-	1,277
Foreign currency translation adjustment	-	-	8	8
Balance as of December 31, 2024	1,277	(519)	8	766
Net loss	-	(11,952)	-	(11,952)
Foreign currency translation adjustments	-	-	(20)	(20)
Balance as of December 31, 2025	$1,277	$(12,471)	$(12)	$(11,206)

The accompanying notes are an integral part of these financial statements.

Tongxin Innovation Limited

STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,952)	$(519)
Accounts receivable, net	575	(869)
Prepaid expenses and other current assets	587	(732)
Crypto Assets	(644)	-
Accounts payable	410	-
Accrued expenses and other current liabilities	12,155	879
Net cash used in operating activities	1,131	(1,241)

CASH FLOWS FORM FINANCING ACTIVITIES
Contribution from shareholders	-	1,277
Loans from a related party	12,196	-
Net cash provided by financing activities	12,196	1,277

Effect of exchange rate changes	21	4

Net increase in cash and cash equivalents	13,348	40
Cash, beginning of year	40	-
Cash, end of year	$13,388	$40

The accompanying notes are an integral part of these financial statements.

Tongxin Innovation Limited

NOTES TO FINANCIAL STATEMENTS

(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Tongxin Innovation Limited(“Tongxin”, or the “Company”) was incorporated on August 22, 2023 in Hong Kong. On August 15, 2025, Trident Digital Tech Holdings Ltd entered into a Share Purchase Agreement (the “Tongxin SPA”) to acquire 3,000 ordinary shares of Tongxin, representing 30% of the total issued and outstanding shares of Tongxin.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

(b)	Use of estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the financial statements and accompanying notes. Accounting estimates reflected in the Company’s financial statements include, but not limited to the allowance for receivable. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the financial statements.

(c)	Cash

Cash consists of cash in bank and cash on hand. The Company’s demand deposits are held at financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal and use.

(d)	Crypto Assets

Effective January 1, 2024, the company adopted ASU 2023-08, Improvements to Crypto Assets Disclosures. The Company presents digital assets separately from other intangible assets, recorded as digital assets on the balance sheets. The net activity from remeasurement of digital assets at fair value is reflected in the statements of operations and comprehensive loss within expense (income). The Company’s digital assets are comprised of USDC stablecoin and Ton. The Company has ownership of and control over its crypto assets which are held through custodial arrangements with qualified third-party custodians. The cost basis is calculated on a first-in first-out basis.

(e)	Credit losses

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company’s accounts receivable, and other receivables which are included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Company uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Company’s ability to collect from the debtors. The Company also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

(f)	Accounts receivable, net

Accounts receivable, net is stated at the original amount less an allowance for expected credit loss. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. There was no allowance for expected credit loss as of December 31,2025 and 2024, respectively.

(g)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Financial assets and liabilities of the Company primarily consist of cash, accounts receivable, other receivables, accounts payable, amounts due to a related party, other payables. The carrying amounts of the Company’s financial instruments, including cash, accounts receivable, other receivables, accounts payable, amounts due to a related party, other payables, approximate their fair values because of their short-term nature.

(h)	Revenue recognition

The Company recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of ASC606 allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company’s revenue from contracts with customers is derived from platform services (commissions) by facilitating transactions between sellers and consumers for products such as airline tickets and e-books through its e-commerce platform.

The Company has determined that it acts as an agent in these transactions as it does not control the products before they are transferred to the customers. Accordingly, revenue is recognized on a net basis, representing the commission or service fees earned for facilitating the sales.

The Company’s sole performance obligation is to provide the marketplace facilitation service. Revenue is recognized at a point in time when the facilitation service is completed, which typically occurs when the transaction is finalized and the customer obtains access to the products.

(i)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When the Company determines and quantifies the valuation allowances, it considers such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, the Company determines that it would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease our earnings in the period in which such determination is made.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of operations for the years ended December 31, 2025 and 2024, respectively. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. Accrued interest and penalties will be included on the related tax liability line in the balance sheet.

The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(j)	Foreign currency transactions and translations

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company conduct their businesses and maintain its books and record in the local currency, Hong Kong Dollars (“HKD”), as their functional currency.

The Company’s financial statements are reported using US$. The results of operations and the statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of December 31,
	2025	2024
Balance sheet items, except for equity accounts	7.7833	7.7677

	For the years ended December 31,
	2025	2024
Items in the statements of operations and comprehensive loss, and statements of cash flow	7.7956	7.803

(k)	Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in HKD to USD is reported in other comprehensive loss in the statements of operations and comprehensive loss.

(l)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(m)	Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for public business entity for annual fiscal years beginning after December 15, 2024, and for all other entities for annual period beginning after December 15, 2025. Early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of the adoption of this ASU on its financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Financial Statements.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2025-12 will have on its future financial statements and related disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
Accounts receivable	$296	$873
Allowance for expected credit loss	-	-
Accounts receivable, net	$296	$873

4.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Payroll payable	$12,848	$-
Accrued expenses	207	883
Total accrued expenses and other current liabilities	$13,055	$883

5.	TAXATION

Hong Kong S.A.R

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each Company will have to nominate only one company in the Company to benefit from the progressive rates.

A reconciliation between the Company’s actual provision for income taxes and the provision at the Hong Kong statutory rate is as follows:

	For the years ended December 31,
	2025	2024
Loss before income taxes	$(11,952)	$(519)
Income tax expenses computed at statutory EIT (“Effective Income Tax”) rate	(9,860)	(428)
Reconciling items:
Change in valuation allowance	9,860	428
Income tax expenses	$-	$-

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

6.	RELATED PARTY TRANSACTIONS

The following is the related party which the Company has transactions with:

No.	Name of the Related Party	Relationship with the Company
a	Fan Bu	Shareholder of the Company

Amounts due to a related party

Amounts due to related parties consisted of the following for the periods indicated:

	As of December 31,
	2025	2024
Fan Bu	$12,215	$-
Total	$12,215	$-

Related party transactions

	For the years ended December 31,
	2025	2024
Nature:
Fan Bu
Loan from a related party	$12,196	$-

7.	CONCENTRATION

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The Company had no single customer and suppliers that accounted for 10% or more of its total revenue and purchase for the current period.

The following table sets forth a summary of single customers who represented 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2025	2024
Percentage of the Company’s accounts receivable
Customer A	100%	100%
Total	100%	100%

The following table sets forth a summary of single suppliers who represented 10% or more of the Company’s total accounts payable.

	As of December 31,
	2025	2024
Percentage of the Company’s accounts payable
Supplier A	100%	-
Total	100%	-

8.	COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2025, the Company had no commitments.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these consolidated financial statements.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the financial statements, the Company did not identify any subsequent events with material financial impact on the Company’s financial statements.